November 24, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:Eric Atallah

Mary Mast

Courtney Lindsay

Joe McCann

Re:  Ortho-Clinical Diagnostics Bermuda Co. Ltd.

Draft Registration Statement on Form S-1

Submitted October 16, 2020

CIK No. 0001828443

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com
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FOIA Confidential Treatment Requested
Under 17 C.F.R. § 200.83

Ladies and Gentlemen:

On behalf of our client, Ortho-Clinical Diagnostics Bermuda Co. Ltd. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 13, 2020 (the “Comment Letter”) with respect to the Draft Registration Statement on Form S-1 confidentially submitted by the Company on October 16, 2020. Concurrently with the filing of this letter, the Company has confidentially submitted Amendment No. 1 (“Amendment No. 1”) to the above-captioned Draft Registration Statement on Form S-1 (collectively, the “Registration Statement”) through EDGAR, which has been revised to address the Staff’s comments.

The numbered paragraphs in italics below set forth the comments of the Staff from the Comment Letter together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1.

Draft Registration Statement on Form S-1

Market, industry and other data, page iv

1.	Your disclosure at the top of page v disclaims responsibility for the accuracy and completeness of the information in your prospectus. Please revise to remove this disclaimer.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised page v of the Registration Statement to remove this disclaimer.

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83

November 24, 2020

Prospectus Summary, page 1

2.

With reference to your disclosure on page 48 and elsewhere, we note that you have a significant amount of indebtedness. Please revise the Summary to explain the types and amounts of your debts. Also explain briefly the impacts that this debt has or could have on your business.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pages 8 and 10 of the Registration Statement to explain the types and amounts of its debt and briefly explain the impacts that this debt has or could have on the Company’s business.

3.	Revise to highlight that you will be a “controlled company” and the implications of such status. We note your disclosures on page 57 in this regard.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pages 8 and 10 of the Registration Statement to highlight that the Company will be a “controlled company” and discuss the implications of such status.

Our Sponsor, page 10

4.

Please tell us why it is appropriate to identify Carlyle Group as your “sponsor.” In this regard, please clarify whether Carlyle Group has any duties, obligations or roles beyond that of a controlling shareholder. Once known, also quantify Carlyle’s beneficial ownership stake following the offering. With reference to the third paragraph on page 98, also tell us whether Carlyle or its affiliates hold any of the Senior Notes or other indebtedness of the company.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised page 10 of the Registration Statement to clarify that an affiliate of The Carlyle Group (“Carlyle”) is the Company’s “principal shareholder.” The Company also advises the Staff that it has changed all references from the “Sponsor” to the “Principal Shareholder” throughout the Registration Statement. Once known, the Company will also quantify Carlyle’s beneficial ownership stake following the offering. The Company further advises the Staff that Carlyle and its affiliates do not hold any of the Company’s Senior Notes, but affiliates of Carlyle do hold approximately $93.1 million of the Company’s Dollar Term Loan Facility and approximately $53.2 million of the Euro Term Loan Facility.

5.

Please revise to state the price that Carlyle Group paid for the company in the Acquisition transaction. To the extent that offering proceeds will be used to repay debt issued in the Acquisition, please also discuss and quantify the debt issued in the Acquisition.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised page 10 of the Registration Statement to state the price that Carlyle paid for the Company in the Acquisition transaction and discuss and quantify the debt financing obtained in connection therewith.

Summary consolidated financial data, page 13

6.

In note (5) on page 16 you refer investors to see “Use of Non-U.S. GAAP Financial Measures” for additional information related to the use and presentation of and the related risks for Adjusted EBITDA, Management EBITDA, Adjusted Net Income (Loss) and Core revenue constant currency growth rate. However we do not see where you have provided this information.

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83

November 24, 2020

Please advise us or revise your “Use of Non-U.S. GAAP Financial Measures” cross reference accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pages v and vi of the Registration Statement to provide additional information to potential investors related to the use and presentation of, and the related risks related to, the non-U.S. GAAP financial measures included in the Registration Statement.

7.

In note (f) on page 17 you refer investors to “Management’s discussion and analysis of financial condition and results of operations” for additional detail of Management adjustments and realized foreign exchange losses (gains). However it does not appear as though the nature of the items in this line item are clearly quantified and described in that section. Please clarify where these disclosures have been made or revise your filing to clearly quantify and describe any material adjustments in this line item.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe that any of the Management adjustments are individually material to warrant further disaggregation. Accordingly, the Company has not provided any additional detail in the “Management’s discussion and analysis of financial condition and results of operations” section of the Registration Statement (the “MD&A”). The Company advises the Staff that it has revised page 19 of the Registration Statement to remove the reference made to the MD&A in note (g), which was previously note (f). In addition, the Company advises the Staff that it has revised the definition and description of Management EBITDA on page 82 of the MD&A to be consistent with note (g) on page 19 of the Registration Statement.

Our substantial indebtedness could adversely affect our financial condition…, page 48

8.

Please revise to quantify the amount of your variable rate indebtedness that uses LIBOR as a benchmark. Depending on the amount at issue, consider including the final two paragraphs under a separate risk factor heading.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised page 51 of the Registration Statement to quantify the amount of its variable rate indebtedness that uses LIBOR as a benchmark. The Company respectfully advises the Staff that, based on the existence of LIBOR-replacement provisions included in the Credit Agreement, the Company does not believe it is necessary to present the final two paragraphs of this risk factor under a separate risk factor heading.

The terms of the Credit Agreement, the 2025 Notes Indenture and the 2028 Notes Indenture impose restrictions…, page 51

9.	Please revise the risk factor to explain whether the covenants contained in the 2014 Credit Agreement have materially or adversely affected your ability to finance operations or capital needs.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised page 53 of the Registration Statement to clarify that it does not believe that the covenants contained in the Credit Agreement have materially or adversely affected the Company’s ability to finance operations or capital needs.

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83

November 24, 2020

Special note regarding forward-looking statements, page 60

10.	Given that this is an initial public offering, please remove your reference to the Private Securities Litigation Reform Act of 1995.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised page 62 of the Registration Statement to remove the reference to the Private Securities Litigation Reform Act of 1995.

Use of Proceeds, page 63

11.

Please revise to disclose the approximate amount intended to be used for each of the three purposes identified. With respect to debt repayments, please refer to Instruction 4 to Regulation S-K, Item 504.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not yet determined which of its outstanding indebtedness it intends to repay using the net proceeds it receives in the offering, or the aggregate amount of any such repayment. The Company acknowledges the Staff’s comment and confirms that the Company will provide the information required by Instruction 4 to Regulation S-K, Item 504 in an amendment to the Registration Statement prior to effectiveness.

Management’s discussion and analysis of financial condition and results of operations

Critical accounting estimates and summary of significant accounting policies

Stock-based compensation, page 108

12.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that. once an estimated offering price or range is available, it will undertake to provide the Staff with an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any. The Company currently determines the fair value of its common stock underlying equity issuances with the assistance of a third-party valuation firm on at least an annual basis and also when events might indicate a potential significant change in the equity value. As referenced on page F-66, the Company uses both the income approach and the market approach, with equal weights assigned to each. The income approach utilized the discounted cash flow (“DCF”) methodology based on the Company’s financial forecasts and projections, as detailed below. For the DCF methodology, the Company prepared annual projections of future cash flows. These projected cash flows were projected at long-term sustainable growth rates consistent with long-term inflationary and industry expectations. The Company’s projections of future cash flows were based on its estimated net debt-free cash flows and were discounted to the valuation date using a weighted-average cost of capital estimated based on market participant assumptions. When selecting comparable companies, consideration was given to industry similarity, the specific products offered, financial data availability and capital structure.

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83

November 24, 2020

Under the market approach, the Company’s enterprise value is based on trading multiples of these comparable companies. The Company also used a discount for lack of marketability to arrive at the fair value of the Company’s common stock.

Our company, page 110

13.

We note that you state on page 111 that your COVID-19 antibody test is the only test currently specified as a manufacturing step before release to hospitals and patients. Please revise to provide additional context to this disclosure and clarify the significance of your antibody test being a “manufacturing step.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised page 126 of the Registration Statement to provide additional context to this disclosure and clarify the significance of the Company’s antibody test being a “manufacturing step.”

Our Industry, page 117

14.

We refer to the caption under the table on page 118. Please revise to remove the attribution to an unidentified third-party source or, alternatively, identify the source and tell us whether you commissioned the report.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised page 122 of the Registration Statement to identify the source as IQVIA Medtech. The Company respectfully advises the Staff that it did not commission the report prepared by IQVIA Medtech.

Collaboration arrangements, page 127

15.	Please discuss the material terms of your collaboration agreement with Grifols Diagnostic Solutions, Inc. Please also file this agreement as an exhibit to the registration or advise.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 132 of the Registration Statement to provide additional discussion of the collaboration arrangement (the “Collaboration Agreement”) with Grifols Diagnostic Solutions, Inc. (“Grifols”). However, while the Company has included additional disclosure regarding the Collaboration Agreement in response to the Staff’s comment, for the reasons described below, the Company respectfully advises the Staff that it does not believe that it constitutes a material contract under the applicable provisions of Item 601(b)(10) of Regulation S-K and therefore is not required to be filed as an exhibit to the Registration Statement.

Background

To understand the Company’s position that the Collaboration Agreement is not a material contract, it is helpful to provide some historical context. The Collaboration Agreement was originally entered into in 1989 for a term of 50 years at a time when there were significant global concerns about the spread of Hepatitis and HIV, particularly through blood transfusions. Chiron, the predecessor entity to Grifols, was a relatively new biotechnology company that had developed novel patented technology for diagnostic testing of Hepatitis, as well as capabilities for manufacturing raw

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83

November 24, 2020

materials (antigens) used in Hepatits and HIV diagnostic testing. At that time, the Company was a part of Johnson & Johnson, a large global company with extensive capability in large scale manufacture and commercialization of diagnostic tests, particularly in the United States. The strategy was to combine Chiron’s breakthrough patented technology and antigen manufacturing with Johnson & Johnson’s resources and capabilities to bring this new and valuable testing capability to serve the public health emergency.

In the early years of the relationship, the Company manufactured and sold high volumes of test kits and generated hundreds of millions of dollars of revenue, the profits from which were shared with Chiron. The combination of the huge global demand for these tests with the exclusivity of the Chiron patent portfolio made the Company’s test one of only two available in the market at the time. In the 1990s, significant revenues were generated from these tests and the Company made significant profit sharing payments to Chiron.

Over time, as the Chiron patent portfolio expired, new therapies to treat HIV and Hepatitis were developed by pharmaceutical and life sciences companies and other diagnostic companies entered the testing market, the revenue generated pursuant to the Collaboration Agreement began to decline steadily. Additionally, the Company’s business and total revenue have grown substantially over the decades since inception of the collaboration such that today, in year 31 of the 50 year term, that revenue contribution and value of the Collaboration Agreement to the Company’s business is, as described in greater detail below, no longer material.

Moreover, today, the most significant item subject to the Collaboration Agreement is the manufacture and sale by the Company of HIV and Hepatitis tests, which is solely performed by the Company as part of its extensive in-vitro diagnostic manufacturing operations and global commercial sales footprint and would continue in the absence of the Collaboration Agreement. The same facilities and the same personnel are involved in this activity as are involved in the Company’s entire global operations, of which the Collaboration Agreement is now but a small part. Revenue associated with the use of the patented intellectual property was less than 2% of the Company’s total revenue in 2019 and expense associated with antigens supplied by Grifols to the Company in connection with the manufacture of HIV and Hepatitis tests was less than 2% of our cost of goods sold in 2019.

Analysis

As an initial matter, the Company respectfully submits that the Collaboration Agreement is an agreement of the type that ordinarily accompanies the Company’s business of providing in-vitro diagnostics products and services. The Company has more than 10 collaborative arrangements currently in place, including with Grifols. As described in the Registration Statement, the Company routinely enters into collaboration arrangements with its partners in order to jointly develop and commercialize products, typically with respect to a specific program or product. Such arrangements, which are common in the Company’s industry, frequently include the use of the Company’s or the partner’s intellectual property in connection with the manufacture of the applicable product.

Pursuant to Item 601(b)(10)(ii) of Regulation S-K, a contract that ordinarily accompanies the Company’s business is not required to be filed unless it falls within one or more of four enumerated categories and is material in amount or significance. The Company advises the Staff that no

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83

November 24, 2020

director, officer, promoter, voting trustee, security holder named in the Registration Statement or underwriter is a party to the Collaboration Agreement, and that the agreement does not involve the lease of any of the Company’s properties described in the Registration Statement. Furthermore, the Collaboration Agreement does not call for the acquisition or sale of any property, plant or equipment.

The Company also respectfully advises the Staff that it does not consider the Collaboration Agreement to be a contract upon which its business is “substantially dependent,” as described in Item 601(b)(10)(ii)(B) of Regulation S-K.

•

The Collaboration Agreement does not provide for substantial sales of the Company’s products or services to Grifols. The Company manufactures and sells through its channels and employees the HIV and Hepatitis diagnostics products that are the subject of the Collaboration Agreement and virtually all of the Company’s sales of such products are to the Company’s customers, which are governed by the terms of the Company’s agreements and arrangements with such customers. Furthermore, the Company does not believe that the sale of its HIV and Hepatitis products would constitute “the major part” of the Company’s products or services.

•

The Collaboration Agreement also does not involve the purchase of “the major part” of the Company’s requirements of goods, services or raw materials. Under the Collaboration Agreement, the Company has the right to purchase certain antigens from Grifols that are used in connection with the production of the Company’s HIV and Hepatitis diagnostics products. The Company is not required to purchase a particular amount. The antigens supplied by Grifols during the fiscal years ended December 29, 2019, December 30, 2018 and December 31, 2017 represented less than 2% of the Company’s cost of goods sold for such periods. In addition, the Company is not solely dependent on Grifols to supply antigens for the Hepatitis and HIV products governed by the Collaboration Agreement and sources other products or raw materials from other companies.

•

The Collaboration Agreement does not provide the Company with the use of intellectual property upon which the Company’s business depends. While the agreement does provide for the Company’s use of certain patents and other intellectual property rights owned by Grifols, substantially all of the patents originally governed by the agreement have expired, and the remaining rights are immaterial to the Company’s business and not required for any significant aspect of the Company’s operations.

In addition to the foregoing, the Company does not consider the Collaboration Agreement to be material in amount or significance to the Company’s overall business. As discussed above, the impact of the Collaboration Agreement on the Company’s business and financial results has declined substantially over time, which is a trend the Company expects will continue for the remaining term of the Collaboration Agreement. While sales of the HIV and Hepatitis diagnostics products that formed the original basis for the Collaboration Agreement continue to generate profits, at this point in time the most significant activities of the collaboration are the Company’s manufacturing and marketing operations and do not involve Grifols. If the Collaboration Agreement were to terminate, the Company would no longer receive its share of the profits from

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83

November 24, 2020

the licensing by Grifols of certain of its intellectual rights governed by the collaboration agreement to third parties. However, such amounts were less than $25 million in the fiscal year ended December 29, 2019 and less than $15 million for the fiscal nine months ended September 27, 2020, and would be offset by the Company’s retention of 100% of the profits generated from its sale of HIV and Hepatitis diagnostics products rather than the current arrangement whereby the Company owes 50% of such profits to Grifols.

Finally, the Company respectfully advises the Staff that it does not believe that filing the Collaboration Agreement as an exhibit would provide meaningful information to investors beyond that which is summarized in respect of the arrangement in the Registration Statement, and could result in investors attributing undue significance to the Collaboration Agreement and its impact on the Company.

(s) Property, plant and equipment and depreciation, page F-17

16.

You disclose that customer leased instruments are depreciated over the shorter of the contract length or useful economic life. In determining the depreciation period for leased instruments, please tell us how you considered ASC paragraphs 360-10-35-3 and 4. Additionally reconcile your disclosure in this note with your disclosure on page 105 that indicates the depreciable life of leased instruments may extend beyond the lease term in certain instances.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has determined that customer leased instruments have an estimated economic life of 10 years. The Company’s customer lease contracts typically have terms between 5 and 7 years, with a limited number of contracts extending up to 8 years. Based on this fact pattern, the Company determined that the useful life of its customer leased instruments ranges from 5 to 8 years, which represent the periods during which services are obtained from the use of the instruments in accordance with ASC paragraphs 360-10-35-3 and 4. The Company has deleted the reference on page 108 of the Registration Statement that indicated that the depreciable life of leased instruments may extend beyond the lease term in certain instances.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2019

Note 3 – Summary of significant accounting policies

(t) Goodwill and other identifiable intangible assets, page F-18

17.

You state on page F-19 that based on your qualitative impairment test for the fiscal year ended December 29, 2019, the fair value of your reporting unit is in excess of its carrying value. You state on page F-90 that you assessed the carrying value of goodwill as a result of the COVID-19 pandemic and it does not appear that you have recorded any impairments. We note that the company incurred net losses for the three years ended December 31, 2019 and the six months ended June 28, 2020 and cash flows significantly declined in the six months ended June 28, 2020. Please tell us what factors you considered in determining that a quantitative impairment test was not necessary to consider if any impairments were required to be recorded. In this regard, at a minimum please address the factors in ASC 350-20-35-3C. In addition, please tell us how you concluded that you had one reporting unit.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that a quantitative goodwill impairment assessment was performed in accordance with ASC 350 with respect to the change in reporting units and related goodwill allocation as of December 30, 2019 (first day of the Company’s current fiscal year ended January 3, 2021). It was determined that the fair values of each of the reporting units are in excess of their respective carrying values from between 30% to 160%. Therefore, no impairment was recognized.

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83

November 24, 2020

The Company also notes that ASC 350-20-35-3A indicates an entity may assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying amount, including goodwill. In evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, an entity shall assess relevant events and circumstances. The Company considered the factors from ASC 350-20-35-3C(a)-(g) in assessing qualitative indicators for potential impairment during the first half of fiscal year 2020.

Per the guidance in ASC 350-20-35-3D, if, after assessing the totality of events or circumstances such as those described in the preceding paragraphs, an entity determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the first and second steps of the goodwill impairment test are unnecessary.

The COVID-19 pandemic had a material impact on the Company’s operations through the first six months of 2020. The Company’s Greater China reporting unit (which had an excess of fair value over carrying value of greater than 95% as of December 30, 2019) experienced a decline in revenues in the middle of the first quarter, then began to rebound towards the end of the quarter and into the early part of the second quarter. For all of the Company’s other reporting units, results declined early in the second quarter but began to recover through the end of the quarter as governments eased restrictions or lockdowns instituted earlier in the year as a result of the pandemic. Continued recovery was expected into the second half of the year in the Company’s base business based on revised projections and preliminary July 2020 results. The receipt of Emergency Use Authorization and other regulatory approvals on the Company’s COVID-19 antibody tests during the second quarter of fiscal 2020 also provided additional revenue to partially offset the adverse impact of the pandemic. The declines in revenues and earnings resulting from the pandemic were not compounded by increases in cost factors. Each of the reporting units observed decreases in costs relating to decreased travel costs that were partially offset by increased shipping and freight costs brought on by the pandemic. Operating cash flows were negative through the first half of the year but were expected to return to positive by the end of the year based on revised projections, which is subsequently supported by positive operating cash flows of $17 million for the three months ended September 27, 2020.

The Company’s ability to maintain liquidity during the first half of the year was not limited by the COVID-19 pandemic. The Company was able to obtain additional funding as it refinanced its debt in January 2020 and again in June 2020, at favorable terms. The Company’s credit ratings remained consistent and stable during the COVID-19 pandemic and the Company has seen an increase in the fair value of its debt. The COVID-19 pandemic’s impact on the overall industry was largely consistent with the impact it had on the Company’s results through the first half of the year. While declines were pervasive, the industry as a whole began to recover towards the end of the first half of the year.

The Company also considered paragraph ASC 350-20-35-3F and concluded that there were no other entity-relevant factors that occurred during the first half of the year which adversely impacted any of the reporting units. There was no turnover in key management positions, no loss of

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83

November 24, 2020

significant customers, no contemplation of bankruptcy, or significant litigation. There were also no significant changes in the composition of any reporting units or the expected disposition of any of the reporting units. Lastly, there had been no significant downward impact to the fair value of the Company’s common stock as a result of the COVID-19 pandemic. The Company had determined as of the end of the six months ended June 28, 2020 that the positive qualitative factors per the above significantly outweighed the negative, and had therefore concluded that it was not more likely than not that the fair value of any of the reporting units were less than the respective carrying amounts.

The Company also respectfully acknowledges the Staff’s comment and advises the Staff that it has determined that there is one operating segment and one reporting unit for all fiscal years ended prior to fiscal year 2020 (i.e. through the fiscal year ended December 29, 2019 and prior). The Chief Operating Decision Maker was hired in September 2019 and started to determine what additional discrete financial information he wanted to review, which was solidified beginning 2020 which resulted in six geographically-based operating segments: North America, EMEA, Greater China, Japan, ASPAC and LATAM. The Company then determined whether there are components one level below the operating segments, which may need to be considered reporting units based on ASC 280-10-50-1 and ASC 350-20-55-4. Based on this analysis, the Company determined the following to be its new reporting units as of December 30, 2019 (first day of the Company’s current fiscal year ending January 3, 2021):

A.	North America segment
1.	U.S. Reporting Unit
2.	Canada Reporting Unit
B.	EMEA Reporting Unit
C.	Greater China Reporting Unit
D.	Japan Reporting Unit
E.	ASPAC Reporting Unit
F.	LATAM reporting Unit

Note 20 – Segments and geographic information, page F-67

18.

You disclose on page F-20 that in the first quarter of 2020, the financial information that was regularly reviewed by the Chief Operating Decision Maker was changed, which resulted in three geographically-based reportable segments: North America, EMEA and Greater China. Please address the following:

•	Clarify if the information in this footnote has been recast in accordance with ASC 280-10-50-34.

•

Explain to us if the results of your Japan, Asia-Pacific (ASPAC) and Latin America (LATAM) operating segments have been aggregated and tell us which line item(s) include the results of these operating segments.

•	Explain to us the material components of the “Other” segment line item.

•	To the extent you are aggregating segments provide us with an analysis of each of the aggregation criteria under ASC paragraphs 280-10-50-11 to 50-19.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it confirms that the information in footnote 20 on pages F-67 through F-70 of the Registration Statement has been recast in accordance with ASC 280-10-50-34.

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November 24, 2020

The Company also confirms that it has three reportable segments: North America, EMEA and Greater China. The Company has three other operating segments: Japan, ASPAC and LATAM, which do not meet the reportable segment quantitative thresholds and, accordingly, are combined together as “Other.” ASC 280-10-50-14 states that additional operating segments need to be identified as reportable segments (even if they do not meet the criteria in paragraph ASC 280-10-50-12) until at least 75% of total consolidated revenue is included in reportable segments. The North America, EMEA and Greater China reportable segments combined represent over 75% of the total consolidated revenue for each of the three years presented. Since the Company meets the 75% revenue threshold in ASC 280-10-50-14, the immaterial operating segments, which do not individually meet the reportable segment quantitative thresholds specified in ASC 280-10-50-12, are combined and disclosed, pursuant to ASC 280-10-50-15, in an “Other” category separate from other reconciling items in the reconciliation required by paragraphs ASC 280-10-50-30 through 50-31.

Finally, as noted above, the Company did not aggregate operating segments. The three operating segments, Japan, ASPAC and LATAM were combined in “Other” as these did not exceed quantitative thresholds for revenues and profitability and are not considered reportable segments. The Company modified the language included in the segment footnotes on pages F-68 and F-107 of the Registration Statement to clarify that these operating segments have been combined within “Other.”

19.

Please separately disclose your revenues and long-lived assets related to your country of domicile and any individual foreign countries that are material. Also, disclose the method you use to attribute revenues from external customers to individual countries. Refer to ASC 280-10-50-41.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not have revenues and long-lived assets related to Bermuda, the Company’s country of domicile. The Company has updated disclosures related to revenues and long-lived assets in the United States and individual foreign countries that are deemed material in the Company’s segment footnotes on pages F-69, F-70 and F-108 of the Registration Statement.

Exhibits

20.

With reference to disclosures on pages 25 and F-62-63 as well as other descriptions contained in the prospectus, please file the Acquisition Agreement as an exhibit to the registration statement. Refer to Regulation S-K, Item 601(b)(2).

Response: Item 601(b)(2) of Regulation S-K requires an issuer to file any “material” plan of acquisition, reorganization, arrangement, liquidation or succession. The Company acknowledges the Staff’s comment and respectfully submits that it does not believe that the Acquisition Agreement is “material,” and therefore it is not required to be filed as an exhibit to the Registration Statement. The initial closing of the Acquisition of the Ortho Clinical Diagnostics business occurred in 2014, with the final closing occurring in July of 2017. The Company does not have any significant obligations remaining under the Acquisition Agreement, and the only rights remaining under the Acquisition Agreement relate to the indemnification of the Company by Johnson & Johnson for certain tax liabilities. As of September 27, 2020, the amount of the Company’s receivable from Johnson & Johnson in respect of such tax indemnification was $37.5 million. The Company does not expect the amount of any additional tax indemnification under the Acquisition

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ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83

November 24, 2020

Agreement to be material. In light of the foregoing, the Company believes that the Acquisition Agreement will have little, if any, impact on the Company going forward, and that, accordingly, filing it as an exhibit to the Registration Statement would not provide investors with information that would be material to an investment decision.

General

21.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company has provided the Staff supplementally, under separate cover, a copy of the written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf. The Company undertakes that if any additional written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Registrant will also provide the Staff with a copy of such written communication on a supplemental basis.

22.

With reference to Release No. 33-10825, please revise your next draft submission or filing, as applicable, to reflect the amendments to Regulation S-K, Items 101, 103, and 105, which became effective as of November 9, 2020.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised pages 6 through 8 of the Registration Statement to reflect the amendments to Regulation S-K, Item 105 and that it has revised pages 132 and 133 of the Registration Statement to reflect the amendments to Regulation S-K, Item 101 relating to human capital resources. The Company further respectfully advises the Staff that it has considered the other amendments to Regulation S-K, Items 101, 103 and 105, and believes the disclosure in the Registration Statement otherwise currently reflects such amendments. In particular, the Company advises the Staff that it is currently using the $300,000 threshold for environmental proceedings laid out in Regulation S-K, Item 105.

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CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83

November 24, 2020

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (202) 637-1028 or my colleague, Jason M. Licht, at (202) 637-2258.

Very truly yours,

/s/ Patrick H. Shannon
Patrick H. Shannon of LATHAM & WATKINS LLP

cc:	Michael A. Schlesinger, Executive Vice President, General Counsel and Secretary, Ortho-Clinical

Diagnostics Bermuda Co. Ltd.

Jason M. Licht, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY

ORTHO-CLINICAL DIAGNOSTICS BERMUDA CO. LTD. PURSUANT TO 17 C.F.R. § 200.83